Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

December 31, 2017

	Years Ended December 31,
	2017	2016*	2015*	2014*	2013*
	(Millions, except ratio amounts)
Earnings (loss) from continuing operations before income taxes	$896	$(1,317)	$(19,858)	$604	$(1,291)
Capitalized interest, net of amortization	(71)	(63)	(53)	(59)	(53)
	825	(1,380)	(19,911)	545	(1,344)
Fixed charges:
Interest expensed and capitalized	592	986	587	613	493
Estimate of interest within rental expense	22	26	29	20	8
Total fixed charges	614	1,012	616	633	501
Earnings available (insufficient) for payment of fixed charges	$1,439	$(368)	$(19,295)	$1,178	$(843)
Ratio of earnings to fixed charges	2.34	N/A	N/A	1.86	N/A
Insufficient earnings to fixed charges	N/A	$1,380	$19,911	N/A	$1,344

*

Prior year amounts have been recast due to change in accounting principle. See Note 2 in “Item 8. Financial Statements and Supplementary Data” within Devon’s annual report on Form 10-K for the year ended December 31, 2017.

N/A	Not applicable.